

Mail Stop 3561

November 17, 2009

By Facsimile and U.S. Mail

Mr. Daniel Forbush
Chief Financial Officer
General Metals Corporation
1 E Liberty Street, Suite 6000
Reno, NV 89501

> **Re:** **General Metals Corporation**
> **File No. 0-30230**
> **Form 10-K for the fiscal year ended April 30, 2009**
> **Filed August 13, 2009**
>
> **Form 10-Q for the fiscal year ended July 31, 2009**
> **Filed September 18, 2009**

Dear Mr. Forbush:

We have reviewed your supplemental response letter dated October 23, 2009 as well as your filing and have the following comments. As noted in our comment letter dated September 1, 2009 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended April 30, 2009

General

1. We note your response to comment 1 of our letter dated September 1, 2009, and we await the filing of your amended Forms 10-Q for the quarterly periods ended October 31, 2008, and January 31, 2009. Please file these reports as soon as possible. We may have further comments upon review of your amended Forms 10-Q.

2.   We note your response to comment 2 of our letter dated September 1, 2009. It is not appropriate to include the consent of Mark Bailey & Company, LTD as an exhibit to your correspondence. Please file the consent of Mark Bailey & Company, LTD in an abbreviated amendment to your Form 10-K.

3.   We note your response to comment 6 of our letter dated September 1, 2009. Please tell us the components and the nature of the reclassifications associated with the adjustment to reduce exploration and development costs by $113,249.

4.   We note your response to comment 8 of our letter dated September 1, 2009. Please provide to us your SAB Topic no. 1M analysis with respect to the reclassification amounts in assessing materiality, or revise to provide the disclosures as requested in our prior comment.

Form 10-Q for the period ended July 31, 2009

Item 4.T Controls and Procedures, page 17

5.   Please amend your filing to furnish the information required by Items 307 and 308(c) of Regulation S-K. In this regard, Item 307 addresses the required disclosures with respect to your *disclosure controls and procedures*. Item 308(c) addresses *any* changes you have made to your internal controls and procedures during your quarter ended July 31, 2009.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief